New Found Gold Announces Infill and Expansion Drilling at the K2 Zone,

Queensway Gold Project

Vancouver, BC, November 19, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce new results from infill and expansion drilling at the K2 zone ("K2") and limited infill drilling at the Jackpot zone ("Jackpot") in the AFZ Core ("AFZC"), as part of the Company's ongoing 2025 drill program on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada.

Highlights include:

  K2 AFZC Phase 1 open pit infill program:
    16.7 g/t Au1 over 12.25 m2 from 144.25 m (NFGC-25-2416)
    5.32 g/t Au over 18.85 m from 184.55 m (NFGC-25-2453)
    4.17 g/t Au over 18.00 m from 26.00 m (NFGC-25-2371)
    3.71 g/t Au over 18.25 m from 127.75 m (NFGC-25-2371)
    4.52 g/t Au over 10.00m from 131.00 m (NFGC-25-2436)
    3.94 g/t Au over 10.25m from 155.85m (NFGC-25-2436)
  K2 AFZC expansion:
    2.38 g/t Au over 22.10 m from 112.00 m (NFGC-25-2362)

Melissa Render, President of New Found Gold stated: "Infill drilling of the AFZC Phase 1 open pits at K2 and Jackpot at Queensway continues to demonstrate good continuity of gold mineralization and a good correlation with the initial MRE. As part of this phase of our 2025 campaign, we drilled deeper than the previously tested limits of mineralization at K2. We were encouraged to encounter a broad interval of gold mineralization, highlighting the zone's potential for expansion to depth."

Work Summary

The results presented in this release include infill and expansion drilling within the Phase 1 open pit at K2 and infill drilling within the Phase 1 open pit at Jackpot, as outlined in the Company's Preliminary Economic Assessment ("PEA") on the AFZC (see the New Found Gold news release dated July 21 2025; Figures 1 to 3).

In total, this release reports the results of 5,777 meters ("m") of drilling across 46 diamond drill holes ("DDH") at K2 and Jackpot completed in H2/25 as part of the AFZ Core (AFZC) infill program. Drill highlights, along with detailed results for all 46 DDH, are provided in Tables 1 to 3 below.

_________________________

1 g/t Au= grams of gold per tonne

2 m = metres

At K2, this work included 5,293 m of drilling in 38 DDH which commenced in June and has recently been completed with the remaining assay results expected in late Q4/25.

At Jackpot, a limited Phase 1 infill program was conducted in Q3/25, with 484 m across 8 DDH, of which all results are included in this release.

Figure 1: Plan view map of the AFZ Core with location of K2 and Jackpot zones.

K2

The primary objective of the recently completed drilling at K2 was to upgrade mineral resources from the inferred to the indicated category within the PEA Phase 1 open pit. Infill results received to date confirm good continuity of gold mineralization at K2 and demonstrate a good correlation with the existing mineral resource estimate ("MRE") block model.

In addition, this work identified promising regions of high-grade mineralization that will be evaluated in detail during an updated MRE, currently planned for H1/26. Notably, DDH NFGC-25-2362 intersected 2.38 g/t Au over 22.10 m immediately outside of the PEA open pit shell and initial MRE block model (Figure 3). This area will be assessed for follow up drilling in 2026.

K2 is a gold-mineralized zone comprised of multiple structures and crosscutting vein orientations, currently defined by a mineralized footprint measuring approximately 490 m in length and 395 m in width. Gold mineralization begins at surface and has been defined by drilling to a maximum vertical depth of 250 m, where it remains open to depth (Figure 3). The majority of gold at K2 is hosted within the K2 main structure (“K2MS”), a gold-bearing, low-angle fault zone dipping 30–40° to the south-southeast. This structure shares a similar dip to the Keats West zone and has a strike orientation comparable to the Keats-Baseline Fault Zone.

Within the broader mineralized system at K2, multiple high-grade gold domains occur alongside areas of mineralization distributed over broad thicknesses, typically concentrated near structural intersections or zones of structural complexity.

Looking ahead, drilling at K2 in 2026 is planned to focus on converting PEA Phase 2 open pit inferred resources to indicated and advancing drilling on PEA underground mining panels.

Jackpot

Similar to K2, the primary objective of the recently completed 2025 drilling at Jackpot was to upgrade mineral resources from the inferred to the indicated category within the PEA Phase 1 open pit. Jackpot required only a nominal amount of drilling to cover the Phase 1 open pits. Previous drilling tested the remainder of the area at the required drill hole spacing to the indicated category. This program is complete, and all assay results have been received (Tables 1 to 2).

Figure 2: Plan view map K2 and Jackpot zones.

Figure 3: Cross-section of the K2 PEA open pit (looking west).

Looking Ahead

The 70,000 m 2025 Queensway drill program commenced in May 2025, with approximately 80% of the drilling focused on the AFZ Core area and the remaining 20% focused on exploration targets outside the MRE area. The 2025 Queensway drill program is over 85% complete and is on track to finish all proposed drilling in Q4/25.

Infill drilling covering the PEA Phase 1 open pits, with the objective of converting resources from inferred to indicated, is ongoing and expected to be completed in Q4/25. Additional ongoing drilling at Queensway includes geotechnical drilling of PEA Phase 1 pits, condemnation drilling for infrastructure and plant siting and hydrogeological drilling, all of which has commenced and is expected to conclude in Q4/25.

Exploration drilling continues in the vicinity of the Dropkick zone in the AFZ Peripheral ("AFZP") area, approximately 11 kilometres north of the AFZC, where the Company has begun to outline a new zone of gold mineralization (see the New Found Gold news releases dated February 11, 2025, May 21, 2025, October 30, 2025).

In addition to the 2025 drill program, an excavation program is underway to excavate, map and channel sample near-surface zones of the AFZC, with the objective of validating the geological model and collecting detailed analytical information across key zones that will be part of the PEA Phase 1 mine plan. Excavation, mapping and channel sampling of the Lotto zone ('Lotto") is now complete, and samples have been sent for analysis. The Lotto excavation has uncovered a 210 m long by 70 m area; results from this work will be released once they are available.

With channel sampling at the Keats and Iceberg excavations complete (see the New Found Gold news releases dated September 23, 2024, December 2, 2024 and September 25, 2025), a 5 m by 5 m definition drilling program covering a 65 m by 30 m area is ongoing at the Keats zone and a 5 m by 5 m definition drilling program covering a 60 m by 45 m area has commenced at the  Iceberg zone in late Q4/25.

Table 1: Drill Result Highlights.

K2

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2336	12.00	23.60	11.60	1.08	65-95	K2
NFGC-25-2343	5.65	18.20	12.55	1.77	75-95	K2
NFGC-25-2362	112.00	134.10	22.10	2.38	70-95	K2
Including	120.00	120.50	0.50	21.21	70-95
NFGC-25-2368	26.00	36.50	10.50	3.34	45-75	K2
Including	30.50	31.00	0.50	15.69	45-75
NFGC-25-2371	26.00	44.00	18.00	4.17	70-95	K2
Including	30.80	31.40	0.60	11.68	70-95
And	127.75	146.00	18.25	3.71	70-95
Including	133.45	134.75	1.30	25.06	70-95
NFGC-25-2388	47.70	50.05	2.35	11.87	Unknown	K2
Including	47.70	48.50	0.80	34.83	Unknown
And	148.25	165.45	17.20	1.63	70-95
NFGC-25-2413	93.65	104.00	10.35	3.54	70-95	K2
Including	97.90	98.70	0.80	17.40	70-95
NFGC-25-2416	144.25	156.50	12.25	16.72	55-85	K2
Including	145.15	146.00	0.85	52.48	55-85
Including	151.95	153.45	1.50	23.54	55-85
Including	154.45	155.25	0.80	14.31	55-85
Including	155.80	156.15	0.35	286.35	55-85
NFGC-25-2428	112.60	118.50	5.90	5.84	65-95	K2
Including	112.60	114.30	1.70	16.78	65-95
NFGC-25-2436	131.00	141.00	10.00	4.52	45-75	K2
Including	132.50	133.00	0.50	12.10	45-75
Including	135.80	137.50	1.70	15.49	45-75
And	155.85	166.10	10.25	3.94	Unknown
Including	159.00	160.00	1.00	21.59	Unknown
NFGC-25-2453	184.55	203.40	18.85	5.32	45-75	K2
Including	184.55	185.05	0.50	13.79	45-75
Including	185.60	186.95	1.35	24.67	45-75
Including	190.25	191.15	0.90	19.83	45-75
Including	197.85	198.75	0.90	13.16	45-75
NFGC-25-2459	173.85	180.90	7.05	4.36	65-95	K2
Including	173.85	174.65	0.80	14.12	65-96
Including	175.50	175.85	0.35	21.02	65-95
NFGC-25-2476	124.70	131.05	6.35	5.94	Unknown	K2
Including	124.70	125.75	1.05	26.51	Unknown
Including	126.15	126.45	0.30	22.05	Unknown

JACKPOT
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2430	15.25	17.55	2.30	15.10	55-85	Jackpot
Including	16.55	16.85	0.30	113.75	55-85

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 46 drill holes are included in Table 2 and Table 3 below.

Table 2: Summary of composite drill hole results reported in this news release for K2 and Jackpot

K2

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2332	12.65	15.25	2.60	1.57	70-95	K2
NFGC-25-2336	12.00	23.60	11.60	1.08	65-95	K2
NFGC-25-2338	18.50	21.10	2.60	9.84	70-95	K2
Including	20.30	21.10	0.80	27.83	70-95
NFGC-25-2340	No Significant Values					K2
NFGC-25-2343	5.65	18.20	12.55	1.77	75-95	K2
NFGC-25-2344	3.70	6.00	2.30	2.35	50-80	K2
And	49.00	51.10	2.10	3.20	70-95
NFGC-25-2347	32.45	36.85	4.40	4.65	70-95	K2
Including	35.80	36.40	0.60	11.71	70-95
NFGC-25-2350	47.00	49.60	2.60	1.06	70-95	K2
NFGC-25-2353	9.60	12.45	2.85	5.50	55-85	K2
Including	11.00	11.45	0.45	20.62	55-85
And	36.30	38.70	2.40	1.20	70-95
NFGC-25-2355	39.90	51.65	11.75	1.87	65-95	K2
NFGC-25-2358	55.65	58.00	2.35	1.80	Unknown	K2
NFGC-25-2362	23.00	25.80	2.80	2.32	70-95	K2
And	112.00	134.10	22.10	2.38	70-95
Including	120.00	120.50	0.50	21.21	70-95
And	147.70	151.25	3.55	1.04	Unknown
And	183.50	186.50	3.00	1.25	Unknown
NFGC-25-2368	26.00	36.50	10.50	3.34	45-75	K2
Including	30.50	31.00	0.50	15.69	45-75
And	98.00	100.00	2.00	1.32	Unknown
And	106.00	109.00	3.00	2.18	Unknown
And	124.40	134.00	9.60	1.20	60-90
NFGC-25-2371	26.00	44.00	18.00	4.17	70-95	K2
Including	30.80	31.40	0.60	11.68	70-95
And	127.75	146.00	18.25	3.71	70-95
Including	133.45	134.75	1.30	25.06	70-95
NFGC-25-2375	16.00	24.60	8.60	1.30	50-80	K2
and	133.60	136.00	2.40	2.61	65-95
Including	133.60	134.05	0.45	13.01	65-95
NFGC-25-2381	29.15	33.35	4.20	1.24	70-95	K2
And	51.80	54.60	2.80	1.01	Unknown
NFGC-25-2383	No Significant Values					K2
NFGC-25-2385	52.00	55.20	3.20	2.26	65-95	K2
NFGC-25-2388	47.70	50.05	2.35	11.87	Unknown	K2
Including	47.70	48.50	0.80	34.83
And	72.15	74.75	2.60	1.51	Unknown
And	77.60	83.90	6.30	1.11	70-95
And	139.25	143.70	4.45	2.32	70-95
And	148.25	165.45	17.20	1.63	70-95
NFGC-25-2392	161.35	169.65	8.30	1.66	Unknown	K2
NFGC-25-2396	176.75	179.55	2.80	2.45	70-95	K2
NFGC-25-2401	170.55	172.65	2.10	1.09	70-95	K2
NFGC-25-2405	124.00	126.00	2.00	5.36	40-70	K2
Including	124.55	125.35	0.80	11.34	40-70
And	167.10	169.45	2.35	1.52	40-70

NFGC-25-2409	90.50	95.55	5.05	2.29	70-95	K2
And	152.00	154.15	2.15	1.35	70-95
And	196.25	198.60	2.35	1.27	70-95
And	211.75	214.00	2.25	1.10	70-95
NFGC-25-2413	93.65	104.00	10.35	3.54	70-95	K2
Including	97.90	98.70	0.80	17.40	70-95
And	117.60	120.00	2.40	2.51	70-95
NFGC-25-2416	89.50	92.00	2.50	1.55	70-95	K2
And	96.20	103.00	6.80	2.70	70-95
And	144.25	156.50	12.25	16.72	55-85
Including	145.15	146.00	0.85	52.48	55-85
Including	151.95	153.45	1.50	23.54	55-85
Including	154.45	155.25	0.80	14.31	55-85
Including	155.80	156.15	0.35	286.35	55-85
NFGC-25-2418	86.00	89.35	3.35	1.38	65-95	K2
And	95.75	98.30	2.55	1.02	65-95
And	146.25	148.35	2.10	1.08	50-80
NFGC-25-2423	98.90	101.20	2.30	1.37	70-95	K2
NFGC-25-2428	112.60	118.50	5.90	5.84	65-95	K2
Including	112.60	114.30	1.70	16.78	65-95
And	130.00	132.00	2.00	1.25	65-95
And	146.75	148.85	2.10	1.19	Unknown
And	163.30	165.80	2.50	1.89	60-90
NFGC-25-2436	131.00	141.00	10.00	4.52	45-75	K2
Including	132.50	133.00	0.50	12.10	45-75
Including	135.80	137.50	1.70	15.49	45-75
And	155.85	166.10	10.25	3.94	Unknown
Including	159.00	160.00	1.00	21.59	Unknown
NFGC-25-2441	No Significant Values					K2
NFGC-25-2443	177.45	184.90	7.45	1.51	70-95	K2
And	196.65	200.70	4.05	2.40	70-95
Including	196.65	197.05	0.40	16.19	70-95
NFGC-25-2453	111.15	113.20	2.05	2.50	70-95	K2
And	177.05	180.00	2.95	1.36	Unknown
And	184.55	203.40	18.85	5.32	45-75
Including	184.55	185.05	0.50	13.79	45-75
Including	185.60	186.95	1.35	24.67	45-75
Including	190.25	191.15	0.90	19.83	45-75
Including	197.85	198.75	0.90	13.16	45-75
NFGC-25-2459	173.85	180.90	7.05	4.36	65-95	K2
Including	173.85	174.65	0.80	14.12	65-96
Including	175.50	175.85	0.35	21.02	65-95
And	195.05	204.00	8.95	1.85	55-85
NFGC-25-2464	No Significant Values					K2
NFGC-25-2465	No Significant Values					K2
NFGC-25-2476	124.70	131.05	6.35	5.94	Unknown	K2
Including	124.70	125.75	1.05	26.51	Unknown
Including	126.15	126.45	0.30	22.05	Unknown
NFGC-25-2480	63.85	67.40	3.55	1.77	65-95	K2

JACKPOT
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2424	27.35	34.95	7.60	1.29	55-85	Jackpot
NFGC-25-2426	No Significant Values					Jackpot
NFGC-25-2427	26.00	29.35	3.35	4.82	65-95	Jackpot
NFGC-25-2430	15.25	17.55	2.30	15.10	55-85	Jackpot
Including	16.55	16.85	0.30	113.75	55-85
NFGC-25-2434	71.00	77.50	6.50	1.59	70-95	Jackpot
NFGC-25-2437	No Significant Values					Jackpot
NFGC-25-2439	38.00	40.05	2.05	5.48	55-85	Jackpot
Including	38.90	39.50	0.60	16.28	55-85
NFGC-25-2442	17.25	19.65	2.40	1.24	45-75	Jackpot

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2332	20	-60	59	659058	5430083	K2
NFGC-25-2336	20	-60	53	659025	5430099	K2
NFGC-25-2338	350	-45	44	659002	5430100	K2
NFGC-25-2340	350	-60	41	658980	5430101	K2
NFGC-25-2343	300	-60	56	658898	5430013	K2
NFGC-25-2344	129	-61	74	658941	5430006	K2
NFGC-25-2347	303	-49	80	658940	5430009	K2
NFGC-25-2350	69	-61	80	658938	5430010	K2
NFGC-25-2353	129	-60	65	658955	5430014	K2
NFGC-25-2355	62	-48	83	658955	5430014	K2
NFGC-25-2358	38	-55	107	659016	5430046	K2
NFGC-25-2362	20	-76	194	659015	5429994	K2
NFGC-25-2368	98	-64.5	152	658989	5429981	K2
NFGC-25-2371	59	-70	167	658982	5429954	K2
NFGC-25-2375	0	-90	191	658981	5429956	K2
NFGC-25-2381	202	-78	80	658909	5429972	K2
NFGC-25-2383	312	-51.5	74	658908	5429972	K2
NFGC-25-2385	40	-62	80	658910	5429972	K2
NFGC-25-2388	347	-62	173	658999	5429859	K2
NFGC-25-2392	227	-58.5	242	659029	5429847	K2
NFGC-25-2396	225	-67.5	227	659028	5429847	K2
NFGC-25-2401	236	-63.5	254	659028	5429847	K2
NFGC-25-2405	241	-59	209	659029	5429847	K2
NFGC-25-2409	0	-60	230	659006	5429841	K2
NFGC-25-2413	358	-68.5	194	659006	5429841	K2
NFGC-25-2416	314	-72	194	659006	5429841	K2
NFGC-25-2418	46	-75	176	659006	5429841	K2
NFGC-25-2423	17	-67.5	170	659006	5429841	K2
NFGC-25-2424	330	-68	59	659513	5429891	Jackpot
NFGC-25-2426	340	-45	47	659487	5429900	Jackpot
NFGC-25-2427	330	-45	65	659467	5429893	Jackpot
NFGC-25-2428	311	-69	176	658992	5429822	K2
NFGC-25-2430	295	-45	59	659450	5429902	Jackpot
NFGC-25-2434	85	-50	80	659423	5429885	Jackpot
NFGC-25-2436	271	-70	179	658992	5429823	K2
NFGC-25-2437	300	-42	44	659341	5429847	Jackpot
NFGC-25-2439	352	-52	83	659341	5429820	Jackpot
NFGC-25-2441	238	-52	95	658994	5429792	K2
NFGC-25-2442	310	-65	47	659321	5429826	Jackpot
NFGC-25-2443	341	-81	224	658995	5429791	K2
NFGC-25-2453	26	-77	215	658995	5429791	K2
NFGC-25-2459	45	-72	206	658995	5429791	K2
NFGC-25-2464	250	-44	62	658938	5429738	K2
NFGC-25-2465	320	-67	173	658937	5429739	K2
NFGC-25-2476	48	-64	134	658944	5429696	K2
NFGC-25-2480	40	-76	80	658951	5429678	K2

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with projects in Newfoundland and Labrador, Canada. The Company holds a 100% interest in the Queensway Gold Project, as well as the recently acquired Hammerdown Division, which includes the Hammerdown Gold Project, the Pine Cove Mill and the Nugget Pond Hydrometallurgical Gold Plant. The Company is currently focused on advancing the Queensway Gold Project into production and bringing the Hammerdown Gold Project into steady-state gold production.

In 2025,  the Company completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the Project that covers a +110 km strike extent along two prospective fault zones. On September 8, 2025, the Company announced it had entered into a property purchase agreement with Exploits Discovery Corp. ("Exploits") that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (see news release dated September 8, 2025).

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the current drill program on its Queensway Gold Project in Newfoundland and Labrador, Canada, and the timing, results and interpretation and use of the drill results; future drill programs and the timing and focus thereof; the excavation program and the timing and results thereof; future exploration and the objectives and timing thereof, including future drilling and excavation; exploration, drilling and mineralization at Queensway; the extent of mineralization and the discovery of zones of high-grade gold mineralization; the potential conversion of mineral resources; potential resource expansion; a mineral resource update and the timing thereof; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.